FRONTERA GROUP INC.

140-75 Ash Avenue, Suite 2C

Flushing, NY 11355

Phone: 212-219-7783

Fax: 212-219-3604

January 10, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Re: Withdrawal of Offering Statement filed incorrectly using Form 1-A on December 28, 2021 (File No. 024-11763)

To Whom It May Concern:

Frontera Group, Inc. (the “Company”) incorrectly filed an amendment on Form 1-A on December 28, 2021 (“Form 1-A”) under SEC File No. 024-11763, when it intended to file an amendment using Form 1-A/A (which was subsequently also filed correctly on December 28, 2021 under SEC File No. 024-11731).

In accordance with Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, the Company respectfully requests the withdrawal of the Form 1-A (File No. 024-11763), which was filed in error on December 28, 2021, together with all exhibits, filed with the Securities and Exchange Commission (the "Commission") and to keep the Form 1-A/A (File No. 024-11731) which was filed correctly on December 28, 2021.

For any questions regarding this request, please contact me or our legal counsel Mr. Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, Maryland 21030, phone: (410) 429-7076, email: mjwstout@gmail.com.

Sincerely,

/s/ Mann C. Yam

Chief Executive Officer